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Sophia Hudson

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5762 fax sophia.hudson@davispolk.com

June 4, 2015

Re:	Biotie Therapies Corp.
Registration Statement on Form F-1
Filed May 14, 2015
File No. 333-204147

CONFIDENTIAL

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Biotie Therapies Corp., a Finnish public company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 1, 2015 (the “Comment Letter”).

In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an amended Registration Statement together with this response letter. We are also sending, under separate cover, a copy of the amended Registration Statement (including newly-filed exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement filed on May 14, 2015.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the amended Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 4, 2015

Tozadenant, page 3

1.	We note that you expected a response from the FDA on the Special Protocol Assessment regarding the planned Phase III study of tozadenant by the end of May. Please update your next filing here and elsewhere as may be appropriate to provide the FDA’s response.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 23, 28 and 114 of the amended Registration Statement to reflect that the FDA has agreed to a Special Protocol Assessment with respect to the design of the Company’s Phase 3 trial of tozadenant.

2.	Please describe the additional studies the FEMA will require in addition to the planned Phase III program in order to approve tozadenant here and elsewhere as may be appropriate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 23, 29 and 115 of the amended Registration Statement to note that the Company plans to engage in further discussions with the EMA with respect to their requirements for the approval of tozadenant.

Capitalization, page 68

3.	In footnote (1) you indicate that your preliminary evaluation for your convertible notes and warrants under IAS 32 results in the expected subscription price reflected in equity in your pro forma presentation because the instruments will be settled in your shares based on a fixed conversion ratio. In your warrants disclosure on page 167, you indicate that the warrant exercise price is adjustable in certain circumstances and that you or an acquirer may be required to pay an amount determined by reference to a Black-Scholes option pricing formula in satisfaction of the warrants. Please explain to us how the warrant exercise price can change and the circumstances triggering the redemption of the warrants for cash. Separately explain why these provisions do not trigger liability accounting for these warrants or an embedded feature. Also, please file the agreements supporting the convertible notes and warrants.

Response:

The Company respectfully advises the Staff that there was an error in the disclosure on page 167 of the Registration Statement. The Company has revised page 171 of the amended Registration Statement to clarify that only an acquirer may be required to pay an amount in cash by reference to Black-Scholes option pricing formula.

There are no circumstances where the warrant exercise price can change and the Company would be obligated to redeem the warrants for cash. Only in the circumstance of an acquisition prior to the end of the share subscription period

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	3	June 4, 2015

(other than for an acquisition, consummated by way of an unsolicited third-party tender offer) would the acquirer be potentially obligated to redeem the warrants for cash at the Black-Scholes value per warrant.

The warrants issued by the Company have a fixed-to-fixed ratio which meets the definition of an equity instrument in IAS 32.AG1. IAS 32 acknowledges that equity instruments may contain adjustment mechanisms that serve to ensure that the relative economic shareholder rights of the shareholders (including warrant and convertible note holders) are maintained which would not violate the fixed-to-fixed requirement (IAS 32.16.b(ii)). As noted above, only in the event of an acquisition would the acquirer, not the Company, potentially be in a position to be obliged to deliver cash and therefore, any variability in such a redemption price is at the risk of the acquirer and not the Company. Therefore, the Company has concluded that the warrants should be classified as equity instruments and they do not meet the criteria for liability classification.

The Company has filed the form of terms and conditions of the convertible promissory notes and the form of terms and conditions of the warrants as Exhibits 4.3 and 4.4 to the amended Registration Statement, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subsequent Events

Convertible Notes Financings, page 95

4.	Please revise your disclosure to remove the following apparent discrepancies:

•	You disclose here that the conversion price of these notes is €0.17, while on page 11 you indicate that it is €0.15.

•	You disclose here that €37.5 million in aggregate principal amount of these notes are subscribed, while on page 11 you indicate that only €27.5 million was subscribed by new investors and €5.6 million by existing investors.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Registration Statement to reflect that the conversion price of the convertible notes is €0.15 per share and that investors and existing shareholders subscribed for €33.1 million in aggregate principal amount of the convertible notes.

Notes to the Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2.1 Basis of Preparation, page F-6

5.	We note the disclosure that your unaudited condensed consolidated financial statements for the three months ended March 31, 2015 were prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting.” In addition, please expand the subsequent disclosure to clarify that your consolidated financial statements were “prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.”

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	4	June 4, 2015

Response:	In response to the Staff’s comment, the Company has revised the disclosure in Note 2.1 – Basis of Preparation on page F-6 of the amended Registration Statement clarify that the annual consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Exhibits

6.	Please file the convertible promissory note, the warrant agreement and the registration rights agreement that relate to the pending Convertible Note Financings as exhibits to the registration statement.

Response:	In response to the Staff’s comment, the Company has filed the form of terms and conditions of the convertible promissory notes, the form of terms and conditions of the warrants and the registration rights agreement relating to the Convertible Notes Financings as Exhibits 4.3, 4.4 and 10.28 to the amended Registration Statement, respectively.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	5	June 4, 2015

Please do not hesitate to contact me at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Sophia Hudson

Sophia Hudson

cc:	Via E-mail Timo Veromaa, President and Chief Executive Officer David Cook, Chief Financial Officer Biotie Therapies Corp.